Exhibit 99.1

KOBEX MINERALS INC.

Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.  Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditor, KPMG LLP, is appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Alfred Hills”                                                                                           “Geoffrey Bach”

Alfred Hills                                                                                                Geoffrey Bach
President & Chief Executive Officer                                                      Chief Financial Officer

March 27, 2013

[2]

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone   (604) 691-3000
Fax                (604) 691-3031
Internet        www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors

Kobex Minerals Inc.

We have audited the accompanying consolidated financial statements of Kobex Minerals Inc. (“the  Company”),  which  comprise  the  consolidated  statements  of  financial  position  as  at December  31,  2012,  2011  and  2010,  the  consolidated  statements  of  comprehensive  loss, changes  in  equity  and  cash  flows  for  each  of  the  years  in  the  three-year  period  ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management  is responsible  for the preparation  and fair presentation  of these  consolidated financial statements in accordance with International Financial Reporting Standards as issued by   the   International   Accounting   Standards   Board,   and   for   such   internal   control   as management  determines  is  necessary  to  enable  the  preparation  of  consolidated  financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility  is to express an opinion on these consolidated  financial statements based on our audits.   We conducted  our audits  in accordance  with Canadian  generally  accepted auditing  standards  and the standards  of the Public  Company  Accounting  Oversight  Board (United States).   Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit  involves  performing  procedures  to obtain  audit  evidence  about  the amounts  and disclosures in the consolidated financial statements.   The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial  statements,  whether  due to fraud or error.   In making  those risk assessments,  we consider  internal  control  relevant  to  the  entity’s  preparation  and  fair  presentation  of  the consolidated  financial statements in order to design audit procedures  that are appropriate  in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

[3]

Kobex Minerals Inc

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2012, 2011 and 2010, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year  period ended December  31, 2012 in accordance  with International  Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 27, 2013

[4]

KOBEX MINERALS INC.
(And Exploration Stage Company)

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at December 31, 2012, 2011 and 2010
	Note	December 31 2012	December 31 2011	December 31 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$30,703,720	$37,196,933	$38,587,246
Investments	2	5,000,000	-	-
Marketable securities	3	70,800	708,453	2,084,233
Receivables and prepaids	4	523,900	418,214	415,742
		36,298,420	38,323,600	41,087,221

LEASEHOLD IMPROVEMENTS	5	-	3,585	7,355

Total assets		$36,298,420	$38,327,185	$41,094,576

LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$226,468	$204,557	$222,133

SHAREHOLDERS' EQUITY

Share Capital	7	81,433,166	81,420,138	81,325,651
Contributed Surplus		9,880,240	9,880,240	9,713,677
Accumulated Other Comprehensive Income (Loss)		(1,680)	(1,680)	652,837
Deficit		(55,239,774)	(53,176,070)	(50,819,722)
		36,071,952	38,122,628	40,872,443

Nature of operations	1
Commitments	13
Contingencies	14
Events subsequent to the reporting date	15
		$36,298,420	$38,327,185	$41,094,576

These consolidated financial statements were approved by the Board of Directors on March 27, 2013 and were signed on its behalf by:
“James C. O’Rourke”	Director
“Alfred Hills”	Director
	The notes to the consolidated financial statements are an integral part of these statements

[5]

KOBEX MINERALS INC.

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	2012	2011	2010
EXPENSES
Consulting		$201,092	$119,831	$228,030
Corporate development and investor relations		18,391	8,487	32,112
Amortization		3,585	3,770	3,678
Exploration and evaluation	6	191,922	67,916	(14,233)
Property evaluation	2	226,300	210,049	414,984
Office and sundry		146,133	189,241	306,542
Professional fees		123,027	113,972	178,713
Rent, parking and storage		231,829	240,746	235,355
Salaries and employee benefits		725,055	1,160,103	2,272,374
Transfer agent and regulatory fees		61,498	60,262	63,485
Travel and accommodation		8,345	13,065	22,164
		1,937,177	2,187,442	3,743,204
LOSS BEFORE UNDERNOTED ITEMS		(1,937,177)	(2,187,442)	(3,743,204)

OTHER INCOME (EXPENSE)
Foreign exchange (loss)		(704)	53,458	(86,905)
Interest income		511,830	498,899	337,872
Impairment of marketable securities	3	(637,653)	(666,667)	-
Write-off of mineral property interest	6	-	-	(28,048)
		(126,527)	(114,310)	222,919
LOSS BEFORE INCOME TAX		(2,063,704)	(2,301,752)	(3,520,285)
INCOME TAX EXPENSE		-	(54,596)	(364,583)
LOSS FOR THE YEAR		$(2,063,704)	$(2,356,348)	$(3,884,868)

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of available-for-sale marketable securities		-	(1,375,000)	(2,916,667)
Net change in fair value of available-for-sale financial assets reclassified to profit or loss	3	-	666,667	-
Income tax on change in fair value of available-for-sale securities	11	-	54,596	364,583
		-	(653,737)	(2,552,084)

COMPREHENSIVE LOSS FOR THE YEAR		$(2,063,704)	$(3,010,085)	$(6,436,952)

Basic and diluted loss per share		$(0.04)	$(0.05)	$(0.08)
Weighted average number of shares outstanding		46,079,928	46,043,122	45,967,077
For the years ended December 31, 2012, 2011 and 2010

The notes to the consolidated financial statements are an integral part of these statements

[6]

KOBEX MINERALS INC.

Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011, 2010
For the year ended December 31, 2012	Note	Shareholders' Equity Total	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit

Balance - December 31, 2011		$38,122,628	$81,420,138	$9,880,240	$(1,680)	$(53,176,070)
Loss for the year		(2,063,704)	-	-	-	(2,063,704)
Proceeds from the exercise of 24,581 share options	7	13,028	13,028	-	-	-
Balance - December 31, 2012		$36,071,952	$81,433,166	$9,880,240	$(1,680)	$(55,239,774)

For the year ended December 31, 2011

Balance - December 31, 2010		$40,872,443	$81,325,651	$9,713,677	$652,837	$(50,819,722)
Loss for the year		(2,356,348)	-	-	-	(2,356,348)
Change in fair value of available-for-sale marketable securities	3	(709,113)	-	-	(709,113)	-
Income tax effect of unrealized losses on available-for-sale securities	11	54,596	-	-	54,596	-
Share-based compensation expense	7	200,463	-	200,463	-	-
Proceeds from the exercise of 90,755 share options	7	60,587	60,587	-	-	-
Contributed surplus reallocated to share capital upon the exercise of 90,755 share options		-	33,900	(33,900)	-	-
Balance -December 31, 2011		$38,122,628	$81,420,138	$9,880,240	$(1,680)	$(53,176,070)

For the year ended December 31, 2010

Balance –January 1, 2010		$46,045,903	$81,325,651	$8,450,185	$3,204,921	$(46,934,854)
Loss for the year		(3,884,868)	-	-	-	(3,884,868)
Change in fair value of available-for-sale marketable securities	3	(2,916,667)	-	-	(2,916,667)	-
Income tax effect of unrealized gains on available-for-sale securities	11	364,583	-	-	364,583	-
Share-based compensation expense	7	1,263,492	-	1,263,492	-	-
Balance – December 31, 2010		$40,872,443	$81,325,651	$9,713,677	$652,837	$(50,819,722)
The notes to the consolidated financial statements are an integral part of these statements

[7]

KOBEX MINERALS INC.

Consolidated Statements of Cash Flow
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010
	Note	2012	2011	2010
CASH PROVIDED FROM (USED FOR)

Cash flows from operating activities
Loss for the year		$(2,063,704)	$(2,356,348)	$(3,884,868)
Adjustments for items not affecting cash
Share-based compensation	7	-	200,463	1,263,492
Amortization		3,585	3,770	3,678
Income tax expense	11	-	54,596	364,583
Write off of mineral property interest	6	-	-	28,048
Impairment of marketable securities	3	637,653	666,667	-
Changes in:
Receivables and prepaids		(105,686)	(2,472)	138,977
Accounts payable and accrued liabilities		21,911	(17,576)	8,315
		(1,506,241)	(1,450,900)	(2,077,775)

Cash flows from investing activities
Acquisition of investments		(5,000,000)	-	-
Expenditures on leasehold improvements	5	-	-	(11,033)
		(5,000,000)	-	(11,033)
Cash flows from financing activities
Exercise of share options	7	13,028	60,587	-
		13,028	60,587	-

DECREASE IN CASH AND CASH EQUIVALENTS		(6,493,213)	(1,390,313)	(2,088,808)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		37,196,933	38,587,246	40,676,054

CASH AND CASH EQUIVALENTS - END OF YEAR		$30,703,720	$37,196,933	$38,587,246

The notes to the consolidated financial statements are an integral part of these statements

[8]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

1.  NATURE OF OPERATIONS

Kobex Minerals Inc. (the “Company”) is a public company with its head office in Vancouver, Canada.  The Company is listed on the TSX Venture Exchange (KXM.V) in Canada and the NYSE-Amex Exchange (KXM) in the United States.  The Company is engaged in the business of acquisition, exploration and development of mineral properties.  The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

2.  SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Boards (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2012.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.

Basis of measurement

These consolidated financial statements have been prepared on the historic cost basis except for marketable securities; the recognition and measurement of which is described in this Note 3 below.

Use of Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and provisions, income and expenses and the disclosure of contingent assets and liabilities at the date of these financial statements.  Significant areas requiring the use of management estimates and judgements relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments (Note 3), asset retirement obligations (see this note below) and impairment of mineral properties (see this note below and Note 6).  Actual results may differ from these estimates.

Functional and Foreign Currency

These consolidated financial statements are presented in Canadian dollars; the functional currency of the Company and all its subsidiaries.  All financial information presented in Canadian dollars has been rounded to the nearest dollar.

Transactions in currencies other than the functional currency of an entity are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.  Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All inter-company transactions and balances and any unrealized income and expenses arising on inter-company transactions are eliminated in preparing these consolidated financial statements.

[9]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market investments and guaranteed investment certificates (GICs) which are fully cashable at any time at the option of the Company.

Investments

Investments include money market investments that are designated as fair value through profit and loss, are classified as Level 1 in the fair value hierarchy and have original maturities greater than 90 days but less than one year.

Marketable Securities

Marketable securities comprise investments with quoted values on a public stock exchange and are carried at their fair values measured using market prices at the reporting date.

Mineral Properties and Exploration and Evaluation

Expenditures incurred on property evaluation before the Company has obtained the legal rights to explore are charged to profit or loss. These include costs incurred in reviewing projects and opportunities for future acquisition including travel and due diligence costs.

Direct costs related to the acquisition of exploration stage resource property interests are capitalized. All other exploration and evaluation expenditures are charged to profit or loss as they are incurred until a property reaches the development stage.

The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development has been obtained. Exploration and evaluation assets are reclassified to property, plant and equipment when the development stage has been reached. Exploration and evaluation assets are assessed for impairment, and any impairment loss recognized before reclassification. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the capitalized costs are written-off, or if its fair value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the present value of management’s best estimate.  The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time.  Changes to the estimated future costs for operating sites are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

[10]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

When the liability is initially recorded the Company capitalizes the cost by increasing the fair value amount of the related long-life assets.  Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2012, 2011 and 2010, the Company does not have any asset retirement obligations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates that are expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Potential deferred income tax assets are not recognized to the extent that they are not considered probable to be realized.

Loss per Share

Loss per share is calculated by dividing the loss for the year attributable to the common shareholders by the weighted average number of common shares issued and outstanding during the year.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

Leasehold Improvements

Leasehold improvements are recorded at cost and are amortized over their estimated useful life.

Asset	Basis	Rate
Leasehold Improvements	Straight-line	Lesser of estimated useful life and term of lease

The Company conducts an annual assessment of the residual balances and useful life of leasehold improvements and any changes arising from the assessment are applied by the Company prospectively.

Share-based Compensation

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as settled share-based payment transactions.  If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of options on the date of the grant is recognized as an expense, with the corresponding increase in contributed surplus, over the period that the optionee becomes unconditionally entitled to the options.  The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is re-allocated to share capital.

[11]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments – Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, fair value through profit and loss, loans and receivables or other liabilities.  Financial assets classified as held to maturity, loans and receivables and other liabilities are initially measured at fair value and subsequently measured at amortized cost.  Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income (loss).  Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in profit or loss.  Instruments classified as fair value through profit and loss are measured at fair value with unrealized gains and losses recognized in profit and loss.

The Company has classified its financial instruments as follows:
i)	Cash and cash equivalents and investments are classified as “loans and receivables”.
ii)
Marketable securities are classified as either “Available-for-sale” or “Fair value through profit and loss”.  “Available-for-sale” securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income (loss).  The fair value of marketable securities is obtained by reference to the closing quoted market price on the statement of financial position dates.

iii)	Receivables and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.
iv)	Accounts payable and accrued liabilities are classified as “Other Liabilities” and are carried at their amortized cost.

New Pronouncements – not yet in effect

The following new reporting standards issued by the IASB are not yet effective and have not been applied in preparing these financial statements:

i)
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments.  In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015.

The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015.  The Company does not expect IFRS 9 (2010) to have a material impact on the financial statements.  The classification and measurement of the Company’s financial assets is not expected to change under IFRS 9 (2010) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii)
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.  The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operation and special purpose entities, to determine control.  The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.  IFRS 10 will be applied starting January 1, 2013.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 10 to have a material impact on the financial statements.

[12]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

New Pronouncements – not yet in effect (continued)

(iii)
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 21 Interests in Joint Ventures.  The new standard defines two types of arrangements: Joint Operations and Joint Ventures.  Focus is on the rights and obligations of the parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operations in a separate legal entity.  IFRS 11 will be applied starting January 1, 2013.  We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

The Company intends to adopt IFRS 11, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the financial statements.

(iv)	In May 2011 the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 contains the disclosure requirements for entities, including interests in subsidiaries, widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity.  The standard requires disclosures that enable users to evaluate the nature of, and the risks associated with an entity’s interest in other entities and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect the amendments to have a material impact on the financial statements, because of the nature of the Company’s interests in other entities.

(v)
In May 2011, the IASB published IFRS 13 Fair Value Measurement that replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 13 to have a material impact on its financial statements.

(vi)
In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss.  Consequently an entity that presents items from OCI before related tax effects with also have to allocate the aggregated tax amount between these categories.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013.   As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

(vii)
In October 2011, the IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which is effective for annual periods beginning on or after January 1, 2013.

[13]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Pronouncements – not yet in effect (continued)

The interpretation requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if(continued), all the following criteria are met:
a. It is probably that future economic benefits will flow to the entity;
b. The entity can identify the component of the ore body for which access has been improved; and
c. The costs relating to the stripping activity associated with that component can be measured reliably.

Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect the interpretation to have a material impact on its financial statements.

(viii)
In December 2011, the IASB published amendments to IAS 32 and IFRS 7, Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments; Disclosures. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014.  The effective date for the amendments of IFRS 7 is annual periods beginning on or after January 1, 2013.  These amendments are to be applied retrospectively.

The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is:
a. Not contingent on a future event; and
b.	Enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparts.

The Company intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013, and the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014.  The Company does not expect the amendments to IAS 32 and IFRS 7 to have a material impact on its financial statements.

3.	MARKETABLE SECURITIES
	January 1 Fair value	Adjustment to Fair value	December 31 Fair Value
For the year ended December 31, 2012
Available-for-sale investments
Venturi Ventures Inc.	$120	$(120)	$-
Blue Sky Uranium Corp.	708,333	(637,533)	70,800
Total marketable securities	$708,453	$(637,653)	$70,800

For the year ended December 31, 2011
Available-for-sale investments
Venturi Ventures Inc.	$900	$(780)	$120
Blue Sky Uranium Corp.	2,083,333	(1,375,000)	708,333
Total marketable securities	$2,084,233	$(1,375,780)	$708,453

For the year ended December 31, 2010
Available-for-sale investments
Venturi Ventures Inc.	$900	$-	$900
Blue Sky Uranium Corp.	5,000,000	(2,916,667)	2,083,333
Total marketable securities	$5,000,900	$(2,916,667)	$2,084,233

[14]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

3.  MARKETABLE SECURITIES (continued)

As at December 31, 2012, the quoted market value of its investment in Blue Sky Uranium Corp. (“Blue Sky”) common shares was $70,800 (December 31, 2011 - $708,333, December 31, 2010 - $2,083,333).  Due to the continuous decline of Blue Sky share prices, the Company has recorded an impairment of $637,533 in the year ended December 31, 2012 ($666,667 in the year ended December 31, 2011).  During the year ended December 31, 2011, the fair value of Blue Sky shares fell by $1,375,000,from $2,083,333 to $708,333, of which $666,667 was recognized as an impairment of marketable securities mentioned above and $708,333 as a reduction in accumulated other comprehensive income.

As the estimated net realizable value of the Company’s investment in Venturi Ventures Inc. common shares at December 31, 2012 was zero dollars, the remaining carrying value of the investment was written off and an impairment was recorded of $120 in the year ended December 31, 2012 (December 31, 2011 - $780, December 31, 2010 - $Nil).

4.  RECEIVABLES AND PREPAIDS

The table below summarizes the receivables and prepaids.

	December 31	December 31	December31
	2012	2011	2010
Accrued interest on cash and cash equivalents	$376,751	$286,790	$265,653
Deposit	50,000	50,000	50,000
Other receivables	24,211	15,318	20,633
	450,962	352,108	336,286
Prepaids	72,938	66,106	79,456
	$523,900	$418,214	$415,742

5.  LEASEHOLD IMPROVEMENTS

		Cost		Accumulated	Net Book
				Amortization	Value
December 31, 2012	$		$
Leasehold Improvements		$11,033		$(11,033)	$-

December 31, 2011
Leasehold Improvements		$11,033		$(7,448)	$3,585

December 31, 2010
Leasehold Improvements		$11,033		$(3,678)	$7,355

[15]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

6.  MINERAL PROPERTY INTERESTS AND EXPLORATION AND EVALUATION

The table below summarizes the mineral property exploration and evaluation expenditures

	December 31	December 31	December 31
	2012	2011	2010
Mel Property	$183,717	$60,469	$10,162
Barb Property	8,205	13,397	2,205
Mineral income tax credit	-	(5,950)	(46,957)
Hushamu property	-	-	20,357
	$191,922	$67,916	$(14,233)

(a)	Mel Property:

The Company has an undivided 100% interest in the Mel Property, and exploration property situated in the Watson Lake Mining District of the Yukon Territory, approximately 80 kilometres east-north-east of the town of Watson Lake.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims, with the main targets being zinc, lead and barite.

(b)	Barb Property

The wholly-owned exploration property consists of 21 mineral claims situated in Watson Lake Mining District of the Yukon Territory, approximately 100 kilometres north of the town of Watson Lake, with the main targets being zinc, lead and silver.

(c)	Hushamu Property

The Company entered into an Option Agreement on May 12, 2008 with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property located on northern Vancouver Island, British Columbia. The Company had the right to acquire up to a 70% interest in the Hushamu porphyry style copper-molybdenum-gold deposit.

The Company agreed to expend a minimum of $1.9 million (incurred) over a three-year option period.  On July 2, 2010, the Company announced it terminated this Option Agreement with Western Copper and, as a consequence, wrote off a mineral property interest of $28,048.

7.  SHARE CAPITAL

Authorized                    - unlimited common shares without par value
- 100,000,000 preferred shares without par value

Issued – common shares	December 31, 2012		December 31, 2011		December 31, 2010
	Number	Amount	Number	Amount	Number	Amount

Balance, beginning of year	46,057,832	$81,420,138	45,967,077	$81,325,651	45,967,077	$81,325,651
Share options exercised during the year	24,581	13,028	90,755	60,587	-	-
Contributed surplus reallocated to share capital upon exercise of 90,755 share options	-	-	-	33,900	-	-
Balance, end of year	46,082,413	$81,433,166	46,057,832	$81,420,138	45,967,077	$81,325,651

[16]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

7. SHARE CAPITAL (continued)

(a)	Share options and share-based compensation

The Company established a stock option plan (the “Plan”) effective on June 2, 2003 (amended June 20, 2012 to reflect the TSX Venture Exchange policies and practices).  The maximum number of common shares which can be reserved for issuance under the Plan is 10% of the prevailing issued and outstanding shares of the Company.  Share options granted are subject to a four-month hold period and exercisable for a period no longer than ten years.

During the year ended December 31, 2011, the Company granted share options to directors, employees and consultants to acquire 432,500 common shares of the Company that vested immediately (2010: 745,000).  A further 677,000 share options vested in 2011 which related to the grant in 2009 of 2,270,000 common shares of the Company that vested in three equal tranches over two years.

For the year ended December 31, 2012, the Company incurred a share-based compensation expense of $Nil (December 31, 2011 - $200,463, December 31, 2010 - $1,263,492) with a corresponding increase in contributed surplus.  The Company determined the fair value of share options on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

Options granted in 2011
Weighted average fair value of options granted during the year	$0.31
Risk free interest rate	1.44%
Volatility	64.45%
Expected life of options	5 years
Dividend rate	0%

Options granted in 2010
Weighted average fair value of options granted during the year	$0.67
Risk free interest rate	2.00%
Volatility	110.40%
Expected life of options	5 years
Dividend rate	0%

Option pricing models require the use of estimates and assumptions including the expected volatility.

A summary of the changes in the number of share options outstanding are as follows

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price

Balance, beginning of year	3,924,558	$1.22	4,016,829	$1.54	4,187,925	$2.70
Granted	-	$-	432,500	$0.80	745,000	$0.96
Exercised	(24,581)	$0.53	(90,755)	$0.67	-	$-
Cancelled/Forfeited	(17,500)	$0.89	(256,600)	$0.85	(169,617)	$3.46
Expired	(914,350)	$2.31	(177,416)	$8.40	(746,479)	$7.00
Outstanding, end of year	2,968,127	$0.89	3,924,558	$1.22	4,016,829	$1.54

Exercisable, end of year	2,968,127	$0.89	3,924,558	$1.22	3,267,729	$1.71

The weighted average life of the options outstanding at December 31, 2012 is 2.03 years.
The number of share options exercisable and “in the money” at December 31, 2012 is zero.

[17]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

7. SHARE CAPITAL (continued)

(a)	Share options and share-based compensation (continued)

As at December 31, 2012, the following share options were outstanding.

Number of Options Granted	Number of Options Vested	Exercise Price per share	Expiry Date

30,569	30,569	$6.73	February 5, 2013
200,000	200,000	0.82	March 31, 2013
50,000	50,000	0.96	March 31, 2013
35,000	35,000	0.80	March 31, 2013
68,136	68,136	$1.09	February 25, 2014
229,422	229,422	$0.53	February 26, 2014
1,450,000	1,450,000	$0.82	October 26, 2014
515,000	515,000	$0.96	November 1, 2015
390,000	390,000	$0.80	November 8, 2016
2,968,127	2,968,127

(b)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding and the changes for the years ending on those dates are as follows:

	December 31, 2012 and 2011	December 31, 2010

Balance, beginning of year	-	1,242,264
Expired	-	(1,242,264)

Balance, end of year	-	-

8.  KEY MANAGEMENT PERSONNEL COMPENSATION

Remuneration received by key management personnel included in salaries and employee benefits expense and consulting costs, in the aggregate, was:

	2012	2011	2010
(i) short-term employee benefits	$501,850	$577,945	$570,000
(ii) share based payment	$-	$101,325	$631,986

9.  CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity.  The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders.  To meet these objectives, the Company will ensure it has sufficient cash resources and financial flexibility to pursue future acquisition, exploration and development of mineral properties, and fund potential business acquisitions.

[18]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

9.  CAPITAL RISK MANAGEMENT (continued)

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets.  To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.  In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2012.

10.  MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business Risk is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations.  The Company is exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2012	December 31, 2011	December 31, 2010
	US$	US$	US$

Cash	$-	$40,434	$2,100,545
Accounts payable and accrued liabilities	-	(1,979)	(5,073)
	$-	$38,455	$2,095,472

Credit Risk:  Credit risk is the risk of an unexpected loss should a third party to a financial instrument fail to meets its contractual obligations.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.  The carrying amount of financial assets represents the maximum credit exposure that is as follows:

	December 31, 2012	December 31, 2011	December 31, 2010

Cash and cash equivalents	$30,703,720	$37,196,933	$38,587,246
Investments	5,000,000	-	-
Receivables and deposit	450,962	352,108	336,286
	$36,154,682	$37,549,041	$38,923,532

As at December 31, 2012, the Company had a concentration of credit risk in respect amounts held at one Canadian chartered bank in the amount of approximately $35,600,000.

Market Risk:  The Company is exposed to fluctuations in world metal market prices and to fluctuation in equity prices.  Metal markets price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these metals affect the value of the Company and the potential value of its mineral property interest and marketable securities.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

[19]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

10. MANAGEMENT OF FINANCIAL RISK (continued)

Liquidity Risk:  Liquidity Risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash.  The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results.  The Company’s cash is primarily invested in bank accounts and guaranteed investment certificates (GIC’s) which are cashable on demand.  The Company expects that its cash on hand at December 31, 2012 provides sufficient financial resources to carry out its operations through the 2013 financial year and also to allow the Company to pursue acquisition opportunities.

Interest Risk:  The Company’s bank accounts earn interest income at variable rates.  The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates.  Changes in interest rates impact the Company primarily on its cash and cash equivalents by changing either their fair value (fixed rate debt) or their future cash flows.

Fair Values

The carrying values of cash and cash equivalents, investments, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using quoted market values at the statement of financial position date.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets
Marketable securities	$ 70,800	$ -	$ -	$ 70,800

As at December 31, 2011:

Assets
Marketable securities	$ 708,453	$ -	$ -	$ 708,453

As at December 31, 2010:

Assets
Marketable securities	$ 2,084,233	$ -	$ -	$ 2,084,233

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

[20]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

11.  INCOME TAXES

The recovery of income taxes shown in the consolidated statements of comprehensive income (loss) differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes at December 31, 2012, 2011 and 2010 due to the following:

	2012	2011	2010
Statutory tax rate	25.0%	26.50%	28.50%

Loss before income tax	$(2,063,704)	$(2,301,752)	$(3,520,285)

Expected tax provision	(515,926)	(609,964)	(1,003,281)
Change in tax rates	-	(141,812)	87,907
BC Mineral taxes	-	-	13,383
Non-deductible differences	(638)	241,276	612,515
Loss expiry and acquired tax positions	6,206	1,104,843	69,554
Allowable portion of capital loss	(1,497,792)	-	-
Benefits of losses not recognized	1,999,589	(580,646)	302,208
Other	8,262	40,899	282,298
	$-	$54,596	$364,583

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011	2010
Loss carry forwards	$7,015,133	$5,027,076	$5,885,868
Property, plant & equipment	14,531	63,672	77,797
Resource deductions	824,591	824,806	660,901
Other	282,094	221,026	87,452
	$8,136,169	$6,136,580	$6,712,018

The Company has Canadian capital loss carry-forwards of $12,617,710 (December 31, 2011; December 31, 2010 $Nil), non-capital loss carry-forwards of $21,751,675 (December 31, 2011 $20,108,303; December 31, 2010 $23,234,156) (which expire between 2013 and 2032), resource pools of $3,298,366 (December 31, 2011 $3,299,226; December 31, 2010 $2,643,605), and other deductible temporary differences of $1,543,591 (December 31, 2011 $1,103,221; December 31, 2010 ($500,976) for income tax purposes  that are available for offset against future taxable income. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits therefrom.

12.  SEGMENTED INFORMATION

The Company has determined that it has one reportable segment.  The Company’s operations are substantially all related to mineral exploration and development activities and, accordingly, has no reportable segmented revenues or operating results.

[21]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

13.  COMMITMENTS

The company has entered into lease agreements for the rental of office premises which expire on January 31, 2013 and February 2, 2016, whereby the Company’s rental obligations at December 31, 2012 are as follows:

2013	$215,906
2014	201,716
2015	204,066
2016	17,022
$638,710

The Company has entered into an agreement with Copper Mountain Mining Corporation to sub-lease a portion of their office premises until February 2, 2016 for $16,630 per month in the first year; $16,826 in year 2 and $17,022 in year three for totals of $182,932 in 2013, $201,716 in 2014, $204,066 in 2015 and $17,022 in 2016, in which the sub-tenants are responsible for proportionate shares of rent, real estate taxes, operating costs and utilities The Company also had a commitment at December 31, 2012 of $32,974 with respect to the lease agreement that expires January 31, 2013. Copper Mountain Mining Corporation and the Company have a director in common.

14.  CONTINGENCIES

(a)	Insurance

The Company does not have full insurance coverage for its facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on the Company’s property or relating to the Company’s activities.  Until the Company obtains unlimited insurance coverage, there is a risk that uninsured or under-insured loss or damages could have a material adverse effect on the Company’s activities and financial position.

(b)	Litigation

The Company is not involved in significant claims and legal proceedings.

(c)	Environmental

The Company routinely assesses and evaluates its obligations in response to new and changing environmental legislation.  The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonable estimated at present and could become material.  Under existing legislation, however, management believes that there are no significant liabilities or contingencies which could have a material adverse effect on the operating results and financial position of the Company.

(d)	Taxation contingencies

Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges.  A tax year remains open for review by the tax authorities during four subsequent calendar years; however, under certain circumstances a tax year may remain open longer.

Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable tax legislation, official pronouncements and court decisions.  However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

[22]

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

For the years ended December 31, 2012, 2011 and 2010

15.  EVENTS SUBSEQUENT TO THE REPORTING DATE

(a)	On February 5, 2013, 30,569 share options with an exercise price of $6.73 expired without exercise.

(b)
On March 13, 2013, 200,000 share options were granted to each of two Directors with an exercise price of $0.55; one-third vesting immediately, one-third on the first anniversary of the grant and the remaining third vesting on the second anniversary of the grant.

[23]